82-4000

06010608

BALLAD

gold & silver ltd.

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288
Internet: www.balladnet.com
email: ajb@balladnet.com

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS
OTC: BLDGF

NEWS RELEASE ***January 18, 2006***

PERUVIAN ACQUISITION PROGRAM

Ballad Gold & Silver Ltd. ("Ballad") **BGS – TSX.V** is currently reviewing several exploration properties in Peru for acquisition.

Ballad has a long history of property acquisitions, exploration and development in Peru including the acquisition of all the Peruvian properties, assets and data base of TVX Gold Inc. in 1997.

The properties under review include gold, silver, copper and zinc properties in advanced to grassroots stages.

Ballad is utilizing its contacts, data base and former geologists to assist with its acquisition program. Ballad as an established infrastructure in Peru including wholly owned subsidiaries.

Further information on possible acquisitions will be released as developments occur.

BALLAD GOLD & SILVER LTD.

Per: *"Anthony J. Beruschi"*

Anthony J. Beruschi, President

For further information please contact the president, Anthony J. Beruschi B.Sc. LLB. at 604.682.7159 or 1.888.880.2288 or ***ajb@balladnet.com***